Exhibit 99.1

GOOD OPERATING PERFORMANCE CUSHIONS CURRENCY IMPACT ON
PERDIGÃO’S EARNINGS

Company increases capital expenditures to expand production capacity and improve logistics

Perdigão reported net sales of R$ 1.2 billion in the first quarter of 2005, 10.9% higher than the same period last year, representing growth in sales volume and revenue in both the domestic and export markets.

The Company posted an EBITDA of 12.2% of net sales and equivalent to R$ 147.3 million due to efficient cost control management, reduction in expenses, improved productivity and better sales performance. Perdigão thus repeated the excellent operating performance registered for the average of the four quarters of 2004.

However, the appreciation of the Real in relation to the dollar reduced net income by 10.6% compared to the same quarter last year, given that 54.7% of net sales were generated from export business.

“The currency question is not going to restrain our internationalization project nor will it interfere in our aggressive commercial policy. We are being relatively successful in our attempts to increase prices in all markets”, Perdigão’s CFO, Wang Wei Chang points out.

Export volumes and revenues grew 15% and 13.4%, respectively, a significant increase considering that in the first quarter of 2004, the demand for meats in the international market was especially strong due to sanitary problems in major producing regions of the market.

The domestic market recorded lower growth rates of 5% in volume and 9% in revenues, still reflecting the slow recovery in demand due to reduced disposable incomes among Brazilian consumers.

Gross profit reached R$ 329.2 million and despite only a small increase in operating results to R$ 122 million, net income reached R$ 71.8 million against R$ 80.3 million in the first quarter of 2004.

Capital expenditures amounted to R$ 58.9 million, 326.8% more than for same quarter in 2004 and corresponding to 39.3% of the year’s budget. Funds were largely destined to improvements and new projects including expansion in installed production capacity and at the Videira (SC) and Marau (RS) distribution centers.

Once all environmental licensing conditions are satisfied, the earthmoving phase and initial work will begin at the site of the Minerios (GO) agroindustrial complex. In Brasília, Perdigão has leased the installations of Prontodelis, where in the second semester, it is to begin the industrialization of chicken, turkey and beef cooked products for export. This will allow the Company to boost its sales of higher value-added products to the European food service and retail markets.

HIGHLIGHTS FOR THE QUARTER

R$ millions

	1Q05	1Q04	% Ch.
Gross Sales	1,371.6	1,234.2	11.1
Domestic Market	713.3	653.9	9.1
Exports	658.3	580.3	13.4
Net Sales	1,203.5	1,085.4	10.9
Gross Profit	329.2	305.9	7.6
EBIT	122.0	121.4	0.5
Net Income	71.8	80.3	(10.6)
EBITDA	147.3	146.3	0.7
Capex	58.9	13.8	326.8

EXPORTS

Export revenues reached R$ 658.3 million against R$ 580.3 million for the same period in 2004. This performance could have been even better had it not been for the appreciation of the Real in relation to the dollar.

Export revenues from elaborated/processed products improved by 21.9% and by 61.6% in volume terms. Higher value-added products already account for 20% of overseas market sales and Perdigão is forecasting continued growth in this segment with improved prices.

The highlight of the quarter was the increase in sales and higher prices of in natura pork meat exports to Eurasia, Hong Kong and Singapore. In Eurasia, export revenues from poultry and pork meats increased 80.7% while volumes were up by 42.2%. In other markets, business was particularly strong with the United Arab Emirates, where exports rose 123%. Export revenue from the African market was up by 44.7% with volumes 36% higher. Both Europe and the Far East reported an increase in export revenue of 4.8% and 4.6%, respectively.

Average FOB prices were 9.6% higher in dollars during the quarter and 1.8% lower in Reais. These contrasting trends reflect the 10% appreciation in the Real against the average US dollar rate in the period compared with the first quarter 2004.

DOMESTIC MARKET

Domestic market sales increased from R$ 653.9 million to R$ 713.3 million with volumes rising from 126,141 to 132,177 tons. Elaborated/processed products registered increased sales volume of only 4.7%, and sales revenue of 13%, a reflection of low domestic purchasing power.

In the first three months of the year, the Company identified opportunities for expanding and improving its product mix as well as the Batavo branded product mix by launching new and competitive items on the market.

Perdigão’s share of the specialty meats market in the last two months period reached 26.1%, according to the AC Nielsen survey. In the frozen segment, market share was at 34.5%, while the share for ready-to-eat pastas reached 36.8% and frozen pizzas, 30.4%.

CORPORATE GOVERNANCE

Perdigão further enhanced its good Corporate Governance practices, at the end of April, in the Ordinary and Extraordinary General Shareholders Meeting approving the necessary changes to the bylaws for establishing the Audit Committee to comply with the Sarbanes-Oxley Act. The Fiscal Council’s functions were extended to encompass those of the Audit Committee.

São Paulo, May 12, 2005.

More information:

Rosa Baptistella (55 11) 3718-5357

rzb@perdigão.com.br

Perdigão Agroindustrial

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.